Subsidiaries

Provision Interactive Technologies, Inc., California corporation
Provision Entertainment, Inc., California corporation
Holovision, Inc., Delaware corporation
Provision Consumer Products, Inc., California corporation
Deepworks, Kft, Hungarian corporation
SimTech, Kft., Hungarian corporation
HoloMedia, Kft., Hungarian corporation
Project Grocery, LP, California limited partnership